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                              ORGANIK TECHNOLOGIES, INC.
                                 1919 70TH AVE. WEST
                                   TACOMA WA  98466



August 16, 1996

Rick Greaves
Price Waterhouse, LLP
1001 Fourth Avenue Plaza
Suite 4200
Seattle WA  98154

RE: Organik Technologies

Dear Mr. Greaves:

As you were informed by Mike Liles' letter of August 6, 1996, Organik Technologies was in the throes of the acquisition of Emerald Apparel, Inc. Yesterday, the Board of Directors approved the transaction. As a result, the Company will have a complete change in management. The new management plans to solicit proposals for new auditors.

It is my understanding that Mike Liles will be preparing the necessary SEC filing for this change in auditors. Please coordinate whatever role you play in this filing with him.

Very truly yours,


/s/ John R. Gilbert

John R. Gilbert
Audit Committee of Organik Technologies, Inc.



cc: A J Salomon, Emerald Apparel, Inc.
    Mike Liles, Jr., Karr, Tuttle, Campbell